UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13991

mfa financial, INC.

(Exact name of registrant as specified in its charter)

350 Park Avenue, 20th Floor
New York, New York 10022
(212) 207-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

7.50% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share

8.00% Senior Notes due 2042

(Titles of all other classes of securities for which a duty to file reports under Section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, MFA Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MFA FINANCIAL, INC.

May 28, 2013	By: /s/ Harold E. Schwartz Name: Harold E. Schwartz Title: Senior Vice President and General Counsel